08002532

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

SEC Mail Processing Section
MAY 05 2008
Washington, DC
101

April 30, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

April 23, 2008 Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
MAY 20 2008
THOMSON REUTERS

Very Truly Yours,

SHULMAN, ROGERS, GANDAL
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-125.doc
T: 051508

REG-Electrocomponents Holding(s) in Company

Released: 23/04/2008

RNS Number:9527S
Electrocomponents PLC
23 April 2008

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
X

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc
& its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):
Registered
Holder:

BNY Norwich Union
Nominees Limited 6,022,685*

BT Globenet
Nominees Limited 6,700*

Chase GA Group
Nominees Limited 14,508,677*

Chase Nominees
Limited 1,336,990*

CUIM Nominee
Limited 2,930,758*

Vidacos Nominees
Limited 881,161*

* denotes
direct interest

Chase Nominees
Limited 1,219,009

Vidacos Nominees
Limited 587,017

5. Date of the transaction (and date on which the threshold is 21 April 2008
crossed or reached if different)(v):

6. Date on which issuer notified: 22 April 2008

7. Threshold(s) that is/are crossed or reached: 6% to 5%
Change at Direct Interest
Level

8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the
triggering transaction(vii)
shares the Triggering
transaction (vi)
if possible Number of Number of Number of Number of voting rights
% of voting rights
using the ISIN Shares Voting shares ix
CODE Rights
viii Direct Direct x Indirect xi
Direct Indirect

Ordinary Shares

GB0003096442 28,628,756 28,628,756 25,686,971 25,686,971 1,806,026
5.90% 0.42%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting

instrument xiii Period/ Date xiv that may be acquired if rights the instrument is exercised/ converted.

N/A

Total (A+B)

Number of voting rights	% of voting rights
27,492,997	6.32%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv: See Section 4

Proxy Voting:
10. Name of the proxy holder: See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,350,416.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 2507491

16. Date: 23 April 2008

END

HOLPUUGACUPRGPW

END